[redacted]

Rec'd 9/21/06

SECURITIES AND EXCHANGE COMMISSION

06050533

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-53380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Williams ~~Advisors, Corp.~~ LLC

OFFICIAL USE ONLY
113930
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Haxall Point, 9th Floor
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dena Frith Moore 804.648.0072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary + Shreaves
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd., Suite 300, Glen Allen VA 23060
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 2 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CA 10/31

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PROCESSED
NOV 0 1 2006
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Dena Frith Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Williams Advisors, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director + COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARRIS WILLIAMS ADVISORS, INC.

Financial Statements

December 31, 2005

SEC ID 8-53380

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

HARRIS WILLIAMS ADVISORS, INC.

Table of Contents

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Officers and Directors
Harris Williams Advisors, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Harris Williams Advisors, Inc. (the "Company") as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harris Williams Advisors, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

February 6, 2006

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

HARRIS WILLIAMS ADVISORS, INC.

Statement of Financial Condition
December 31, 2005

Assets

Cash	$	329,282
Accounts receivable		1,987
Income tax receivable		127,806
Total assets	$	459,075

Liabilities and Stockholder's Equity

Liabilities:		
Due to Harris Williams & Co.	$	132,909
Stockholder's equity:		
Common stock, no par value, authorized 5,000 shares, issued and outstanding 100 shares		30,000
Additional paid-in capital		160,310
Retained earnings		135,856
Total stockholder's equity		326,166
Total liabilities and stockholder's equity	$	459,075

See accompanying notes to financial statements.

HARRIS WILLIAMS ADVISORS, INC.

Statement of Operations
Year Ended December 31, 2005

Revenues:	
Fee income	$ 2,574,038
Expense reimbursements	67,552
Total revenues	2,641,590
Operating expenses:	
Regulatory cost	21,541
Management fees	1,398,000
Office expense	45,871
Travel expenses	62,605
Telephone and telecommunications	7,618
Professional fees	38,161
Other costs	31,121
Total operating expenses	1,604,917
Income before provision for income taxes	1,036,673
Provision for income tax benefit	127,806
Net income	$ 1,164,479

See accompanying notes to financial statements.

HARRIS WILLIAMS ADVISORS, INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2004	$ 30,000	$ 160,310	$ 421,377	$ 611,687
Net income	-	-	1,164,479	1,164,479
Dividends	-	-	(1,450,000)	(1,450,000)
Balance, December 31, 2005	$ 30,000	$ 160,310	$ 135,856	$ 326,166

See accompanying notes to financial statements.

HARRIS WILLIAMS ADVISORS, INC.

Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 1,164,479
Adjustments to reconcile net income to net cash from operating activities:	
Change in operating assets and liabilites:	
Accounts receivable	(1,366)
Prepaid expenses	1,316
Income tax receivable	(127,806)
Due to Harris Williams & Co.	(80,962)
Net cash provided by operating activities	955,661
Cash flows from financing activities:	
Dividends	(1,450,000)
Net cash used by financing activities	(1,450,000)
Net decrease in cash	(494,339)
Cash, beginning of year	823,621
Cash, end of year	$ 329,282

See accompanying notes to financial statements.

HARRIS WILLIAMS ADVISORS, INC.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Harris Williams Advisors, Inc. (the "Company") is a broker/dealer formed in the Commonwealth of Virginia on March 9, 2001. The Company is a member of the National Association of Securities Dealers ("NASD"). Through December 31, 2005 the Company was a wholly-owned subsidiary of HW Holdings, Inc. ("Holdings"). See Note 5 regarding a January 1, 2006 restructuring.

On October 12, 2005, Holdings was acquired by The PNC Financial Services Group, Inc., a Pennsylvania Corporation ("PNC"). In allocating the purchase price of the business combination, PNC determined that the fair value of the Company's net assets approximated their carrying values. Therefore, no adjustment was recorded by the Company as a result of this business combination. These financial statements are not intended to present the consolidated financial position and the results from operations of PNC or Holdings as of and for the year ended December 31, 2005.

For regulatory reporting purposes the statement of operations and statement of cash flows present the revenues, expenses, and changes in cash flow of the Company for the year ended December 31, 2005, even though a change in control of the Company occurred on October 12, 2005.

Revenue and Cost Recognition: Investment banking fees are earned from providing merger and acquisition, fairness opinion, and financial restructuring advisory services. Fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay. Certain fees received in advance are recognized as revenue over the service period.

There were no securities transactions during the year.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. To minimize risk, the Company extends credit to customers after an evaluation for credit worthiness; however; the Company does not require collateral or other security from customers. The Company maintains its cash balances in several financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company regularly has funds in excess of $100,000.

A substantial portion of the Company's revenues in a year may be received from a small number of transactions, or may be concentrated in an industry. For 2005, one client comprised 66% of the Company's revenue.

Accounts Receivable: The Company's accounts receivable are carried at cost. The Company considers all receivables to be collectible; accordingly, no provision for doubtful accounts has been made.

1. **Summary of Significant Accounting Policies, Continued:**

Subordinated Liabilities: The Company did not have any subordinated liabilities at December 31, 2005.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Income Taxes: The Company was a qualified subsidiary of a Subchapter S Corporation, Holdings, from March 9, 2001 through October 11, 2005. Since the stockholders of an S corporation are taxed on their proportionate share of Holdings' taxable income, an S corporation is generally not subject to either federal or state income taxes at the corporate level.

Beginning on October 12, 2005, the operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files separately. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing agreement with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

2. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2005, the Company had net capital of $182,251, which was $173,391 in excess of required minimum net capital of $8,860. The Company's net capital ratio was .73 to 1.

3. Related Party Transactions:

Harris Williams & Co. ("HW&Co."), a wholly-owned subsidiary of Holdings, provides administrative services, facilities, and personnel to the Company under a management agreement. Pursuant to the terms of this agreement, HW&Co. will notify the Company within 10 days following the end of each month, the costs incurred by HW&Co. for which it will request reimbursement by the Company.

HW&Co. also assesses the Company an additional fee, per the management agreement, for administrative services rendered. At December 31, 2005, the Company owed $132,909 to HW&Co. of which $131,000 was a result of a management fee billed to the Company in December 2005.

4. Guarantees:

Consistent with customary investment banking practices, the Company provides certain indemnifications to its clients, many of which are generally limited to the amount of fees paid to the Company. PNC and Holdings maintain certain errors and omissions insurance coverages and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its current officers and directors for certain events or occurrences while the office or director is, or was serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

5. Subsequent Event:

On January 1, 2006, PNC restructured the operating segments Harris Williams Advisors, Inc. and Harris Williams & Co. As part of the restructuring, HW&Co. assigned its rights and obligations under operating leases for office space in Richmond, Virginia; Boston, Massachusetts; and San Francisco, California and its client engagements to the Company. The remaining assets of HW&Co. were absorbed by PNC and subsequently contributed to the Company. Simultaneously, the Company converted its name and organizational form to Harris Williams LLC.

HARRIS WILLIAMS ADVISORS, INC.

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2005

Stockholder's equity	
Stockholder's equity qualified for net capital	$ 312,044
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	312,044
Nonallowable assets and miscellaneous capital charges	
Nonallowable receivables	129,793
Net capital before capital charges on firm securities	182,251
Less haircuts on firm securities positions	-
Net capital	$ 182,251
Amounts included in total liabilities which represent aggregate indebtedness	
Accounts payable and accrued liabilities	$ 132,909
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 8,860
Net capital in excess of minimum requirements	$ 173,391
Ratio of aggregate indebtedness to net capital	73%

See Independent Auditors' Report.

HARRIS WILLIAMS ADVISORS, INC.

Computation of Net Capital, Continued
Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2005

Reconciliation of net capital computations as originally reported on the 4th quarter 2005 FOCUS report to the computations on the previous page

Nonallowable assets and miscellaneous capital charges as originally reported	$	184,238
Adjustment to nonallowable receivables		127,806
Nonallowable assets and miscellaneous capital charges as reported above	$	312,044

Note: There are no material differences between the original reported amounts as reconciled above and the amounts reported on the Company's unaudited 4th quarter 2005 FOCUS Report.

See Independent Auditors' Report.

HARRIS WILLIAMS ADVISORS, INC.

Exemption Provision of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2005

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Independent Auditors' Report.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Officers and Directors
Harris Williams Advisors, Inc.
Richmond, Virginia:

In planning and performing our audit of the financial statements and supplemental schedule of Harris Williams Advisors, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by rule 17a-13; or (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keith, Stephens, Hurst, Gary & Shreaves, P.C.

February 6, 2006